[Enterprise Letterhead]

June 21, 2005

Via EDGAR and FACSIMILE

Mr. H. Christopher Owings

Assistant Director

Securities and Exchange Commission

Washington, D.C. 20549-0405

Re:	Enterprise GP Holdings L.P.

Registration Statement on Form S-1

Filed April 26, 2005

File No. 333-124320

Dear Mr. Owings:

On May 26, 2005 Enterprise Products GP Holdings L.P. (the “Partnership”) received the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the above referenced filing. For purposes of this letter, we refer to Enterprise Products Partners L.P. as “EPD.”

The following responses are for the Staff’s review. For your convenience we have repeated each comment of the Staff exactly as provided in the Staff’s comment letter.

Prospectus Cover Page

1.	We note a number of blank spaces on your prospectus cover page and throughout your registration statement for information that you are not entitled to omit under Rule 430A, such as the anticipated price range. Please note that we may have additional comments once you have provided this disclosure. Therefore, please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

Response:	We acknowledge the Staff’s comment, and we will undertake to fill in as much information as possible on the cover page of the prospectus and throughout the registration statement that we are not entitled to omit under Rule 430A in this amendment and in future amendments. We will provide such disclosure to allow the Staff a sufficient amount of time to review it prior to the distribution of preliminary prospectuses.

2.	In the first full paragraph, fifth sentence, please delete the word “leading” when describing your subsidiary. This type of language is not appropriate for cover page disclosure.

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June 21, 2005

Response:	We have revised our disclosure as requested.

3.	Also, please delete the sixth sentence of the first full paragraph. Stating your expected distribution rate likewise is not required by Item 501 of Regulation S-K and otherwise is not appropriate for cover page disclosure.

Response:	We acknowledge that the amount of the initial quarterly distribution is not required by Item 501 of Regulation S-K to be on the cover page of the prospectus. However, it is our understanding that a key investment criteria for investors evaluating our units will be the yield, which is calculated by dividing the amount of our annualized quarterly distribution by the offering price. Accordingly, we believe that investors consider the amount of the quarterly distribution to be a crucial component in evaluating an investment in our units (or any other publicly traded partnership). Therefore, we believe that information of this importance is appropriate disclosure for the cover page of this prospectus.

4.	Further, please eliminate the label “joint book-running managers” above the named underwriters.

Response:	We have revised our disclosure as requested.

Artwork

5.	We remind you that, because it is in the forepart, artwork must comply with plain English. Accordingly, please revise to delete all defined terms such as “NGL.” Revise similarly in your summary, where you additionally include defined terms such “IDRs.” Please also eliminate from the artwork complex and technical jargon and information, such as may appear in the value chain flow chart. In this regard, please delete the asset and distribution charts as they are not appropriate for artwork disclosure.

Response:	While we are sensitive to the Staff’s plain English comments and have made significant revisions to the prospectus artwork and summary in response to this comment and comment 8 below, there is an inherent tension between the plain English rules and the technical nature of EPD’s business. Accordingly, while we have removed defined terms such as “NGL,” “IDRs,” “hub platforms,” “isomerization,” “fractionation” and “value chain” from the text of the summary, we have preserved some of the technical industry terms applicable to EPD’s business within the flowchart included in the prospectus artwork. We believe this flowchart provides investors with a meaningful graphic illustration of the scope of EPD’s business across its network of midstream assets. We have also deleted the asset and distribution charts from the prospectus artwork.

Summary, page 1

6.	We remind you that the summary should provide a brief overview of the key aspects of you and the offering. As currently drafted, your 22-page summary is too long and some disclosure is repeated in the body of the prospectus. For example, pages one through three are repeated word for word on pages 105-107. Please revise accordingly to eliminate redundancies and reduce detail provided in the summary.

Response:	We have revised our disclosure to delete approximately four pages of the summary. We have attempted to strike a balance between duplication of information in the summary and the other sections of the prospectus while

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preserving in the summary an overview of the core information that we believe is material to the investment decision of a prospective purchaser of our units.

7.	Please refer to prior comment 5 regarding defined terms in the prospectus forepart. In this regard, the second italicized paragraph on page one regarding your subsidiaries is confusing. For example you use “EPD” to refer to Enterprise Products Partners L.P. To avoid confusion, please use a more intuitive shorthand reference when referring to the operating subsidiary.

Response:	We have revised our disclosure as requested to eliminate the defined term “EPD”.

8.	Similarly with regard to prior comment 5, please avoid the use of industry jargon such as “midstream network,” “hub platforms,” “isomerization,” “fractionation” and “value chain” in the summary.

Response:	Please see our response to comment 5 above. We have removed these terms from the prospectus summary.

Enterprise GP Holdings L.P., page 1

9.	We note that your incentive distribution rights entitle you to receive increasing percentages of the cash distribution by Enterprise Products Partners as Enterprise Products Partners’ per unit distribution increases. Please clarify that the incentive distribution rights have been capped and disclose the distribution thresholds here and elsewhere in your document where you reference these rights.

Response:	We have revised our disclosure as requested. Please see pages 1, 58 and 112.

10.	Please refer to the chart on page 3 and tell us the reasons and basis for the hypothetical rates of distributions that exceed Enterprise Product Partners’ current rate of distribution.

Response:	The chart on page 3 illustrates the impact to the Partnership of EPD’s raising or lowering its per unit distribution in 5% increments from its current distribution rate of $0.41 per unit, or $1.64 per unit on an annualized basis. The chart on page 3 is intended to be a sensitivity analysis to show the amount of distributions that would be paid on the Partnership’s partnership interests in EPD if EPD lowers its quarterly distribution four levels below its current quarterly distribution or raises its quarterly distribution four levels above its current quarterly distribution. As footnoted, EPD’s current distribution level is shown in the middle column. The amounts depicted simply involve mathematical calculations under EPD’s partnership agreement with EPD’s per unit distribution amount as the sole variable. As indicated on page 3, the chart is presented for illustrative purposes and is not intended to be a prediction of future performance.

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Enterprise Products Partners L.P., page 10

11.	Please provide us with support for your statement at the top of page ten that you are the only “integrated North America midstream network.”

Response:	We have revised our disclosure to state that “Enterprise Products Partners operates an integrated midstream asset base within the United States…” Please see page 7.

12.	You indicate that your revenues include the sale of numerous products and services including the gathering and transmission of natural gas and crude oil via your offshore pipeline systems, fees charged for use of your offshore platforms, gathering and transmission of natural gas from onshore developments, fees for use of your natural gas storage facilities, sale of NGL products, and propylene fractionation activities. Please disclose the amount or percentage of total revenue contributed by any class of similar products that accounted for 10% or more of total revenues for all periods presented. Refer to Item 101(c)(1)(i) of S-K.

Response:	We have revised our summary segment disclosure on page 7 as follows:

“Enterprise Products Partners has four reportable business segments that are generally organized and managed along its midstream asset base according to the type of services rendered (or technology employed) and products produced and sold. For a description of each segment’s results of operations and revenues, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” For a description of each segment’s assets and operations, please read “Business of Enterprise Products Partners—Enterprise Products Partners’ Operations.”

We have supplemented our tabular presentation of financial statement line items found on page 67 of “Management’s Discussion and Analysis of Financial Condition and Results of Operations” with the following paragraph as additional revenue disclosure information. This expanded disclosure will be placed immediately below the table.

“Revenues from the sale and marketing of NGL products within the NGL Pipelines & Services business segment accounted for 67%, 68% and 65% of total consolidated revenues for the years ended December 31, 2004, 2003 and 2002, respectively. Revenues from the sale of petrochemical products within the Petrochemical Services segment accounted for 13%, 12% and 14% of total consolidated revenues for the years ended December 31, 2004, 2003 and 2002, respectively. Revenues from the onshore transportation of natural gas accounted for 11% and 12% of total consolidated revenues for the years ended December 31, 2003 and 2002.”

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We have also added this same expanded disclosure following the tabular presentation of our segment financial information on page F-119.

Risk Factors, page 23

13.	In general, descriptions of risks that describe circumstances that could apply equally to other businesses that are similarly situated are generic risks that should not be included in your risk factor section. Please either eliminate these generic risks, or revise them to state specific material risks to your company or to the purchasers in this offering. For example, we note that the following risk factors appear to contain generic disclosures:

•	An increase in interest rates..., page 26

•	We will incur increased cost..., page 28

•	Changes in the prices of hydrocarbon products..., page 31

•	Enterprise Partners faces competition..., page 35

•	A natural disaster,..., page 36

•	Environmental cost and liabilities..., page 38

Please note these are examples only. Review your entire risk factor section and revise as necessary.

Response:	We acknowledge the Staff’s position, and we have revised the following risk factors accordingly:

•	“An increase in interest rates may cause the market price of our units to decline resulting in the loss of a portion of your investment in us.” Please see page 23.

•	“A natural disaster, catastrophe or other event could result in severe personal injury, property damage and environmental damage, which could curtail Enterprise Products Partners’ operations and otherwise materially adversely affect its cash flow, and, accordingly, adversely affect the market price of Enterprise Products Partners’ common units and of our units.” Please see page 32.

•	“Environmental costs and liabilities and changing environmental regulation could materially affect Enterprise Products Partners’ cash flow.” Please see page 33.

In addition, we have deleted the following risk factors:

•	“We will incur increased costs as a result of being a public company.”

•	“Enterprise Products Partners faces competition from third parties in its midstream businesses.”

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With respect to the remaining risk factors, we believe such risks as currently described in the registration statement are material to the Partnership and to the investment decision of a prospective purchaser in this offering. Since the Partnership’s primary source of earnings and operating cash flow will initially consist of cash distributions from EPD, EPD’s business risks represent material risks to the Partnership. If the risks associated with EPD’s business materialize, EPD’s financial performance would be negatively impacted, and the amount of cash EPD is able to distribute to the Partnership would accordingly decrease. As a result, the amount of cash the Partnership would be able to distribute to its unitholders would decrease.

14.	In general, descriptions of risk should only provide only enough detail to place the risk in context. Please review your risk factors and revise those that provide too much detail, such as the following:

•	The initial public offering price..., page 27

•	Enterprise Partners’ future debt level..., page 33

•	Federal, state or local regulatory..., page 38

Response:	We have revised our disclosure as requested to eliminate unnecessary detail. Please see pages 23-24, 29 and 33-34.

Enterprise Products Partners’ growth strategy..., page 34

15.	This risk factor appears to cover some of the same risk discussed on page 25, “Risk arising in connection with the execution of our business strategy....” Please revise to eliminate any overlap between these two risk factors.

Response:	We have revised our disclosure as requested. Please see pages 21 and 29-30.

Our Cash Distribution Policy, page 47

16.	While we are aware of your operating subsidiary’s distribution history, given that you are a new registrant and this offering conveys to potential investors that your initial quarterly distribution will be $0.25 per unit — an amount which appears to represent substantially all your available cash — we believe that you should provide a more detailed discussion about the policy and provide support for the stated distribution amount. Please accordingly revise this section, the Cash Available for Distribution section, and Appendix B. The revisions should clearly and fully convey:

•	the background and effect of the cash distribution policy;

•	the initial distribution rate and its basis;

•	your estimated cash available to pay distributions over the next four quarters;

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•	whether historically you had sufficient available cash to pay the stated distribution amount;

•	any assumptions and considerations related to the preceding disclosure.

Response:	As orally advised by the Staff, we have referred to the disclosure in the most recent amendment to the Registration Statement on Form S-1 (Amendment No. 5) filed by Inergy Holdings, L.P. In response to this comment, we have revised our cash distribution disclosure as requested. We have also deleted the “Cash Available for Distribution” section and Appendix B and consolidated all disclosure related to cash distributions within the “Our Cash Distribution Policy and Restrictions on Distributions” section. Please see pages 41—52.

In estimating our available cash for distribution for the four quarters ended March 31, 2006, we have assumed that EPD will maintain its current quarterly cash distribution of $0.41 per common unit (or $1.64 per common unit annually) and will issue approximately 14.3 million common units during the period (which increases the distributions from EPD to the Partnership by $0.7 million because of the distributions associated with the 2% general partner interest and incentive distribution rights). We have not included a presentation (like the one included in the Form S-1 of Inergy Holdings, L.P.) that demonstrates how EPD will obtain a sufficient amount of cash to make the annual cash distribution of $1.64 for such period because such presentation would require a projection by EPD of net income or EBITDA (from which net income could be derived) and, as a policy matter, EPD does not publish financial projections or give earnings guidance of any kind. Moreover, EPD has been paying quarterly cash distributions to its unitholders since its organization in 1998 (three years prior to Inergy’s organization in 2001) and has shown a steady increase in those quarterly cash distributions, from $0.225 per unit to $0.41 per unit without ever reducing a quarterly distribution. In addition, EPD has an investment grade credit rating and is a much larger company than Inergy, as shown in the table below:

	EPD	Inergy
	(In Millions)
Total Assets at 3/31/05	$11,527	$1,177
Revenues for Fiscal Year 2004	8,321	482
Net Income for Fiscal Year 2004	268	10

Management’s Discussion and Analysis..., page 54

Results of Operations, page 58

17.	Where you describe two or more business reasons that contributed to a material change in a financial statement line item between periods, please quantify the extent to which each change contributed to the overall change in that line item, if practical. For example,

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where you describe the various factors that contributed to the overall $3 billion increase in revenues from fiscal 2004 compared to fiscal 2003, quantification of individual impacts such as the impact of acquisitions, changes in volumes of products sold, and changes in selling prices should be provided, to the extent practical. See Item 303(a) of Regulation S-K and Financial Reporting Codification 501.04.

Response:	We have expanded our discussion of year-to-year variances in financial statement line items in order to describe the various material factors contributing to such changes. In the existing disclosures immediately preceding the year-to-year comparison discussion (see pages 65 and 66), we provide relevant selected general price information and detailed segment-level volumetric information to highlight business conditions and operating results. We believe the reader will have a full understanding of the underlying business trends and our results of operations considering the expanded discussion (as shown below) as well as the detailed segment-level analysis and other relevant information currently provided as part of each year-to-year comparison within Management’s Discussion and Analysis of Financial Condition and Results of Operations. Such expanded disclosures, plus the additional information found in Enterprise Products GP’s Note 18, Segment Information, of the Notes to Consolidated Financial Statements provide detailed discussions of our business segment operations and related financial information.

Our expanded financial statement line item variance explanations for each period are as follows:

Page 69 and 70—Comparison of Year Ended December 31, 2004 with Year Ended December 31, 2003

In general, higher energy commodity prices result in increased revenues from our NGL and petrochemical marketing activities; however, these same higher prices also increase our cost of sales within these activities as feedstock and other related purchase prices rise. For selected general energy commodity price information and detailed segment-level volumetric information, please review the tables under “—Selected Price and Volumetric Information.” The weighted-average market price for NGLs was 73 cents per gallon during 2004 versus 57 cents per gallon during 2003—a year-to-year increase of 28%. Our determination of the weighted-average market price for NGLs is based on selected U.S. Gulf Coast prices for such products at Mont Belvieu, which is the primary industry hub for domestic NGL production. The market price of natural gas (as measured at Henry Hub) averaged $6.13 per MMBtu during 2004 versus $5.38 per MMBtu during 2003. Polymer grade propylene index prices increased 43% year-to-year and refinery grade propylene index prices increased 61% year-to-year.

Enterprise Products Partners’ consolidated revenues for 2004 increased $3.0 billion over those recorded during 2003. In general, the trend in consolidated revenues can be attributed to (i) a $2.1 billion increase in revenues from NGL and

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petrochemical marketing activities primarily resulting from an increase in overall sales volumes and energy commodity market prices; (ii) the addition of $0.6 billion in revenues from businesses acquired during 2004 (primarily GulfTerra and the South Texas midstream assets); and (iii) the addition of $0.2 billion in revenues from businesses acquired during interim periods in 2003 for which a full year’s results are present during 2004 (e.g., BEF).

Consolidated costs and expenses increased $2.9 billion period-to-period primarily due to (i) an increase in volumes purchased including the effects of higher energy commodity market prices, which resulted in a $2.0 billion increase in the cost of sales related to our NGL and petrochemical marketing activities and (ii) the addition of $0.5 billion of costs and expenses attributable to businesses acquired or consolidated during 2004. These increases in costs and expenses were partially offset by a gain on sale of assets of approximately $15.1 million related to the satisfaction of certain contractual requirements of a joint venture participation agreement whereby a 50% interest in Cameron Highway was sold. Approximately $10.1 million of this gain was the non-cash recognition of a long-term receivable that is due no later than December 31, 2006 while $5.0 million of the gain was associated with a contractually required cash payment received during the fourth quarter of 2004.

Enterprise Products Partners’ equity in earnings of unconsolidated affiliates increased $66.7 million period-to-period. The equity earnings Enterprise Products Partners recorded for 2003 were impacted by a $22.5 million non-cash asset impairment charge associated with its octane enhancement business, BEF. The 2004 period includes $32 million of equity earnings from GulfTerra’s general partner, which Enterprise Products Partners began consolidating on September 30, 2004, as a result of completing the GulfTerra merger. Additionally, 2004 includes equity earnings from investments acquired by Enterprise Products Partners in connection with the GulfTerra merger.

As a result of items noted in the previous paragraphs, operating income for 2004 increased $174.9 million from that recorded during 2003. Total segment gross operating margin increased $244.8 million year-to-year due to the same general reasons underlying the increase in operating income—see the detailed discussion of gross operating margin by business segment below. In addition, see Enterprise Products GP’s Note 18, Segment Information, in the Notes the Consolidated Financial Statements for supplemental financial information for each of the business segment operations. Operating income includes costs such as depreciation and amortization and selling, general and administrative expenses that are excluded from the non-GAAP financial measure of total segment gross operating margin.

Net income increased $163.8 million to $268.3 million for 2004 compared to $104.5 million for 2003. Net income for 2004 included a $14.9 million increase in interest expense due to acquisition-related borrowings offset by a $10.8 million

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benefit associated with the cumulative effect of changes in accounting principles adopted during 2004. For additional information regarding the cumulative effect of changes in accounting principles Enterprise Products Partners recorded during 2004, please read “Other Items.”

Page 72—Comparison of Year Ended December 31, 2003 with Year Ended December 31, 2002

The weighted-average market price for NGLs was 57 cents per gallon during 2003 versus 41 cents per gallon during 2002—a 39% increase year-to-year. The Henry Hub market price of natural gas averaged $5.38 per MMBtu during 2003 versus $3.22 per MMBtu during 2002. Polymer grade propylene index prices increased 15% year-to-year and refinery grade propylene index prices increased 20% year-to-year.

Consolidated revenues for 2003 increased $1.8 billion over those recorded during 2002. The majority of the trend in consolidated revenues can be attributed to (i) a $1.4 billion increase in revenues from NGL and petrochemical marketing activities primarily resulting from an increase in energy commodity market prices and (ii) the addition of $0.2 billion in revenues from businesses acquired during interim periods in 2002 for which a full year’s results are present during 2003 (e.g., Mid-America and Seminole pipelines).

Consolidated costs and expenses increased $1.7 billion period-to-period primarily due to (i) an increase in volumes purchased including the effects of higher energy commodity market prices which resulted in a $1.3 billion increase in the cost of sales related to Enterprise Products Partners’ NGL and petrochemical marketing activities and (ii) the addition of $0.1 billion in costs and expenses attributable to businesses acquired during 2002 for which a full year’s results are present during 2003. In addition, costs and expenses for 2002 includes a $51.3 million loss related to commodity hedging activities. Also, the increase in natural gas market prices during 2003 resulted in higher energy-related operating costs for many of our businesses versus the same period in 2002.

In addition to the changes in consolidated revenues and costs and expenses mentioned above, when compared to 2002, volumes at some of Enterprise Products Partners’ downstream pipelines and facilities were lower due to a combination of (i) decreased demand for NGLs, principally ethane, by the ethylene segment of the petrochemical industry, which we refer to as the ethylene industry and (ii) lower NGL extraction rates at domestic gas processing facilities. The most significant determinant of the relative economic value of NGLs is demand by the ethylene industry for use in manufacturing plastics and chemicals. During 2003, this industry operated at lower utilization rates when compared to 2002 primarily due to a recession in the domestic manufacturing sector. Also during 2003, as a result of the higher relative cost of NGLs to crude-based

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alternatives such as naphtha, the ethylene industry utilized crude-based feedstock alternatives in greater quantities than during 2002. The resulting weaker demand for NGLs by this industry limited the ability of NGL producers to sell at higher product prices, which in turn resulted in decreased NGL extraction rates during 2003.

Equity earnings from unconsolidated affiliates decreased $49.2 million year-to-year primarily due to a $36.4 million decrease in equity earnings from BEF. The $36.4 million decrease in equity earnings from BEF is primarily due to a $22.5 million asset impairment charge we recorded during the third quarter of 2003; increased facility downtime during 2003 for maintenance and economic reasons; and an overall decrease in MTBE sales margins. In addition to lower earnings from BEF, approximately $4.8 million of the overall decrease in equity earnings is due to a rate case settlement recorded by Starfish in 2002.

As a result of items noted in the previous paragraphs, operating income for 2003 increased $53.8 million from that posted during 2002. Total segment gross operating margin increased $78.1 million year-to-year due to the same general reasons underlying the increase in operating income—see the detailed discussion of gross operating margin by business segment below. Operating income includes costs such as depreciation and amortization and selling, general and administrative expenses that are excluded from the non-GAAP financial measure of total segment gross operating margin.

Net income increased $9 million to $104.5 million for 2003 compared to $95.5 million for 2002. Net income for 2003 reflected the $53.8 million increase in operating income discussed in the previous paragraph offset by a $39.2 million increase in interest expense due to acquisition-related borrowings.

Cash Flows from Operating, Investing and Financing Activities, page 72

18.	You have included a measure of cash flow from operations before changes in operating assets and liabilities. Since SFAS 95 does not provide for totals of cash flow from operating activities prior to changes in operating assets, this appears to be a non-GAAP measure. Accordingly, please revise your discussion to explain why this measure is included, what it is intended to show, any limitations a reader should be aware of in evaluating the measure and disclose the additional purposes, if any, you use this non-GAAP financial measure. Refer to item 10(e) of Regulation S-K and Release 33-8176.

Response:	We have revised our disclosure to eliminate discussion of this non-GAAP measure. Our revised cash flow statement line item variance explanations for operating activities cash flows for each period are as follows:

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Page 80—Comparison of Year Ended December 31, 2004 with Year Ended December 31, 2003

Operating activities. Cash provided by operating activities was $379.2 million during 2004 compared to $419.6 million for 2003. This period-to-period increase in earnings is discussed under “—Results of Operations.”

The following is a discussion of the period-to-period fluctuations for the remaining significant line items as presented on the Statements of Consolidated Cash Flows. Distributions received from Enterprise Products Partners’ equity method unconsolidated affiliates during 2004 increased $36.1 million over those received in 2003 primarily due to $32.3 million in cash distributions received from GulfTerra’s general partner and $5.1 million from VESCO, offset by the effects of consolidating former equity method investments as a result of acquisitions. As a result of the GulfTerra merger, GulfTerra’s general partner became a wholly owned subsidiary of the Operating Partnership. Additionally, on July 1, 2004, Enterprise Products Partners changed its method of accounting for VESCO from the cost method to the equity method in accordance with EITF 03-16. As a result, the dividends we received from VESCO that were formerly recognized in earnings under the cost method (prior to our adoption of EITF 03-16) were reclassified as cash receipts on Enterprise Products Partners’ Statements of Consolidated Cash Flows in 2004.

The $7.2 million period-to-period increase in the restricted cash balance is primarily due to the timing of physical purchases of natural gas on the NYMEX exchange, and the $214.6 million period-to-period change in the net effects of changes in operating accounts is generally the result of timing of cash receipts from sales and cash payments for purchases and other expenses near the end of

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each period. Additionally, fluctuations in inventory are influenced by changes in commodity prices and Enterprise Products Partners’ marketing activities.

Pages 81 and 82—Comparison of Year Ended December 31, 2003 with Year Ended December 31, 2002

Operating activities. Cash provided by operating activities was $419.6 million during 2003 compared to $326.8 million during 2002. The period-to-period increase in earnings is discussed under “—Results of Operations.”

The following is a discussion of the period-to-period fluctuations for the remaining significant line items as presented on the Statements of Consolidated Cash Flows. Distributions received from Enterprise Products Partners’ equity method unconsolidated affiliates during 2003 decreased $25.8 million over those received in 2002 primarily due to the consolidation of former equity method investments as a result of Enterprise Products Partners acquiring controlling interests in such entities. The $28.2 million period-to-period increase in cash flows related to the net effects of changes in operating accounts is generally the result of timing of cash receipts from sales and cash payments for purchases and other expenses near the end of each period. Additionally, increases or decreases in inventory are influenced by changes in commodity prices and Enterprise Products Partners’ marketing activities.

19.	Please explain to us how the gain on sale of assets of approximately $15.1 million in 2004 contributed to the increase of $174.3 million in your cash flows from operating activities before changes in operation accounts in fiscal 2004 when compared to fiscal 2003. If you have classified any of the proceeds received from the sale of such assets as a component of operating activities, tell us how you concluded that such classification is appropriate.

Response:	We have not classified any such sales of assets as operating activities.

Our intent in identifying the gain as a component of cash flow from operating activities before changes in operating accounts was to highlight the fact that net income included such amount and that operating cash flows needed to be reduced by such amount to derive normal cash flows from operations. Even though it was apparent in the table on page 72 that such a gain was removed in deriving cash flows from operating activities; as written, the disclosure appeared to state that the gain was part of the increase in such cash flows. In response to comment 18, we have revised our discussion of period-to-period variances in cash flow from operating activities and, as a result, eliminated our discussion of this non-cash gain. Please see our response to comment 18 for the revised disclosure.

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Contractual Obligations, page 88

20.	Please include disclosure in footnote (2) of the assumptions used to calculate amounts included in the table where variable interest rates as of the most recent balance sheet date are used to compute the estimated contractual interest rates. In addition, consider disclosing the amount of payments you will be obligated to make under interest rate swap agreements to the extent such payments can be reasonably estimated. Expected cash receipts under interest rate swaps should not be included.

Response:	We have revised footnote (2) on Page 95 to include supplemental additional disclosure of estimated cash payments for interest related to the variable-rate obligations that were outstanding at December 31, 2004. Although our variable-rate interest amounts are clearly immaterial (i.e., less than 2% of total estimated future interest payments), we will add the additional disclosure information requested. In addition, we have added a reference in footnote (2) to our fixed-to-floating interest rate swaps discussed on pages 106-108 that could result in additional cash outflows (i.e., when variable interest rates may be higher in the future than the fixed interest rates of the underlying debt). The revised footnote 2 reads as follows:

“(2) Amounts shown in the table above represent our estimated cash interest payments for long-term debt (including current maturities thereof) for the periods indicated. Our projected cash interest payments for variable interest rate debt obligations were calculated by multiplying the weighted-average variable interest rate paid during 2004 (please read
“—Debt Obligations”) for our variable rate debt obligations outstanding at December 31, 2004 by the principal amount outstanding under each such variable interest rate debt obligation at December 31, 2004. The related estimated payments of variable interest by period is: $48.1 million in total, $11.2 million for 2005, a combined $19.6 million for 2006 and 2007 and a combined $17.2 million for 2008 and 2009. Our projected cash interest payments for fixed interest rate debt obligations includes our estimate of potential future cash outflows associated with interest rate swap agreements whereby we have exchanged fixed interest rates for variable interest rates (please read “—Interest rate risk hedging program” for a discussion of these interest rate swap agreements). Our internal estimates of long-term interest rates indicate that variable interest rates may exceed the fixed interest rates of the debt obligations underlying our interest rate swap agreements. If this occurs, we would be responsible for payment of the excess of the current variable interest rate over the fixed interest rate of the underlying debt obligation. For conservatism, the amounts shown in the table above do not reflect any cash receipts from interest rate swap agreements when the variable interest rate is less than the fixed interest rate of the underlying debt obligations.”

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Quantitative and Qualitative Disclosures about Market Risk, page 98

21.	Please provide quantitative and qualitative information about market risk associated with your variable-rate debt. One possibility is to provide a sensitivity analysis with respect to a hypothetical 10% change in current variable interest rates.

Response:	Our computation of the 10% change yielded a $1.8 million annual difference in interest expense. We believe that such information is not material and does not require additional disclosure since (i) the terms, rates and amounts of such variable interest rate debt are fully disclosed under Liquidity and Capital Resources—Debt Obligations beginning on page 82 and in Note 9, Debt Obligations, on page F-89 and (ii) such amounts could easily be computed by the reader using the information already provided in the filing. Also, given the nature and terms of such short-term frequent borrowings and repayments as part of our cash management considerations, the impact of disclosing such a hypothetical change is not a meaningful or material disclosure when compared to total debt outstanding.

We have added the following sentence at the end of the first paragraph under the heading “Interest rate risk hedging program” on page 106 as follows:

“The effect of a hypothetical 10% increase or decrease in variable interest rates on Enterprise Products Partners outstanding variable-rate debt at December 31, 2004 would yield an immaterial change in estimated annual interest expense.”

Management, page 149

22.	We note your statement that employees of EPCO under the direction of the board of directors and executive officers of EPE Holdings, LLC, your general partner, will be responsible for the management of your business. We also note your disclosures starting on page 167 of the amounts paid by Enterprise Products Partners to EPCO. In this regard, please state, if true, that your general partner and its affiliates will receive substantial fees and profits in connection with the offering. Please also provide a tabular summary, if applicable, itemized by category and specifying dollar amounts where possible, of all compensation, fees, profits, and other benefits, including reimbursement of out-of-pocket expenses, which your general partner and its affiliates may earn or receive in connection with the offering or the management of your business.

Response:	Enterprise GP Holdings’ general partner and its affiliates will not receive any fees or compensation in connection with the offering. Regarding the management of EPD’s business, we have provided additional disclosure regarding the trucking services provided by EPCO to EPD and the amounts of products bought by EPD from EPCO on page 175. We have also provided additional disclosure regarding the reimbursement of expenses from EPD to EPCO under “Administrative Services Agreement” on page 178.

Underwriting, page 215

Securities and Exchange Commission

June 21, 2005

23.	We note your disclosure on page 217 concerning the fact that some underwriters may make the prospectus available in an electronic format and some underwriters may make sales to their online brokerage accounts. Please identify any members of the underwriting syndicate that will engage in any electronic offer, sale or distribution of the units. Please describe the procedures those members will use and tell us how they will ensure that the distribution complies with Section 5 of the Securities Act.

Response:	If Citigroup Global Markets Inc. (“Citigroup”) elects to electronically deliver preliminary prospectus materials, Citigroup will use the i-Deal Prospectus Delivery System. Citigroup may use this system only as a complement to its process for hard copy delivery of preliminary prospectus information. Citigroup does not intend to distribute the final prospectus or confirmations through i-Deal, or by any other electronic means. The final prospectus and related confirmations will be delivered in hard copy through existing processes. In addition, Citigroup may send PDFs of the prospectus only to certain potential institutional investors that have received or that will receive hard copies of the preliminary prospectus.

To the extent Citigroup elects to use i-Deal, it will utilize the system solely for the distribution to U.S. institutional clients of (i) the preliminary prospectus, (ii) any preliminary prospectus distributed in connection with any required recirculation, and (iii) any supplement or sticker to a preliminary prospectus. Citigroup does not intend to use i-Deal for distribution of (i) any prospectus included in any pre-effective amendment that is not otherwise (1) subject to a recirculation or (2) distributed as a supplement/sticker to any preliminary prospectus, and (ii) any final prospectus or any supplement/sticker thereto.

Citigroup’s use of the i-Deal system in the manner described above has been previously approved by Ms. Kristina Wyatt, Special Counsel in the Office of Chief Counsel of the Staff in connection with the initial public offering by Great Wolf Resorts, Inc. (Registration Number 333-118148) on December 14, 2004 and, Citigroup hereby confirms that to date, its use of the i-Deal system in the manner so approved by Ms. Wyatt has not changed.

If Lehman Brothers Inc. (“Lehman”) elects to electronically deliver preliminary prospectus materials, Lehman will use the iTicket system. Lehman’s electronic distribution procedures conducted through iTicket have been previously reviewed and approved by the SEC staff person Kristina Wyatt. To the extent Lehman chooses to use iTicket in this offering, Lehman will be following the same procedures that have been previously cleared by Ms. Wyatt in connection with the Stolt Offshore offering.

It is also possible that an electronic prospectus may be posted online by any other member of the underwriting syndicate. Citigroup or Lehman (collectively, the “Lead Managers”) have advised the Partnership that none of the agreements they expect to have

Securities and Exchange Commission

June 21, 2005

with the other underwriters contractually limits the ability of those underwriters to make an Internet posting. The Lead Managers have also advised the Partnership that they do not know which, if any, members of the syndicate may place a prospectus online or how such syndicate members might choose to do so. The Lead Managers do not currently know who may be invited to join the syndicate and may not know the final composition of the syndicate or the allocation of units until after the registration statement is declared effective.

The Partnership has been advised by the Lead Managers that each member of the syndicate of this offering will be an established firm, a registered broker/dealer and an NASD member.

To address the Staff’s concerns, the Lead Managers will include in a communication to the syndicate the following:

“You may not make an online distribution of units of Enterprise GP Holdings L.P. unless you are following procedures for online distributions previously cleared with the Securities and Exchange Commission. By accepting an allocation from us, you will be deemed to be representing to us that either (i) you are not making an online distribution or (ii) you are following procedures for online distributions previously cleared with the Securities and Exchange Commission and those procedures have not changed.”

Given the responsibility of each broker/dealer to comply with all applicable Commission and NASD rules, including releases and no-action letters on Internet distributions, and given the representations that will be received by the Lead Managers that syndicate members will so comply, there would not appear to be a regulatory need to make the Lead Managers responsible for the Internet activities of other syndicate members. Lead managers have not traditionally been viewed as responsible for the paper delivery activities of their syndicate members, and thus by analogy, it would seem unnecessary and inappropriate with respect to online distribution activities.

Securities and Exchange Commission

June 21, 2005

24.	We note that you have reserved units for a directed unit program for directors, and officers as well as for contribution to an employee partnership. Please tell us the mechanics of how and when these units will be offered and sold to persons in the directed unit program. For example, please explain for us how you will determine the prospective recipients of reserved units. Tell us when and how they will indicate their interest in purchasing units. Also, please tell us how and when you and the underwriters will contact the directed unit investors, including the types of communications used. When will the units and money be exchanged? When do purchasers become committed to purchase their units? Will the procedures for the directed unit program differ from the procedures for the general offering to the public?

Response:	As described in the registration statement, at the request of the Partnership, a specified number of units will be reserved for sale directly to officers, directors or persons otherwise associated with the Partnership pursuant to a directed unit program. The 2,125,000 units (the “Affiliate Units”) being purchased by EPCO, Inc. for contribution to the employee partnership will be sold as part of the underwritten offering, but are not part of the directed unit program. The underwriters will not receive any underwriting discount or commission with respect to the Affiliate Units.

The manager of the directed unit program (“the DUP Manager”) has not been selected by the Partnership and therefore the Partnership is unable to provide specific information regarding the mechanics of the directed unit program. In general, with respect to sales directly to officers, directors and persons otherwise associated with the Partnership, the Partnership expects the procedures for the directed unit program to be as follows:

•	Names of prospective participants in the directed unit program would be submitted by the Partnership to the DUP Manager. No directed unit program materials would be sent to any prospective participants until a preliminary prospectus is available. As soon as a preliminary prospectus is available, the DUP Manager would send an indication of interest letter accompanied by the preliminary prospectus, a client questionnaire, directed unit account opening information and a DUP Manager client agreement to the prospective participants. The written materials to be distributed by the DUP Manager in connection with the directed unit program would reflect all SEC comments received in any previous offerings involving the DUP Manager. The written materials would contain only the statements required or permitted to be included therein by the provisions of Rule 134 and the Staff, and accordingly, will comply with the requirements of Rule 134.

Securities and Exchange Commission

June 21, 2005

•	Prospective recipients of reserved units would be determined after reviewing the account information and other responses contained in such documentation. Units and money would not be exchanged until after the offering is priced and confirmations are sent. Prospective purchasers would be instructed not to send payment when returning the indication of interest letter. In addition, prospective purchasers would not be committed to buy units when they return the indication of interest letter; that letter will specifically state that “your indication of interest in buying units does not constitute an agreement on your part to buy any units.” Purchasers would only become committed after the offering is priced and a representative of the DUP Manager offers the units at a specific price and the purchaser confirms his interest and accepts the offer.

The exact number of reserved units available to each prospective purchaser would generally be determined prior to, but not later than, the time of the pricing and would be a function of the number of prospective purchasers who have indicated an interest, the limit indicated by the participant, the number of prospective purchasers who have properly completed client questionnaires and account opening documents meeting applicable regulatory requirements and the ultimate size of the offering which, of course, is determined at the time of pricing.

The Partnership advises the Staff that prior to circulating the preliminary prospectus, the number of units available for purchase in the directed unit program will be determined by the Partnership and the underwriters and disclosed in the preliminary prospectus.

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements, page F-8

General

25.	We remind you to include Enterprise GP Holdings LP pro forma and actual financial statements for the quarter ended March 31, 2005 in your amended registration statement.

Response:	We have revised our disclosure as requested to include unaudited condensed consolidated financial statements for the quarter ended March 31, 2005 for Enterprise Products GP, LLC and to include unaudited pro forma condensed consolidated financial statements for the quarter ended March 31, 2005 for Enterprise GP Holdings L.P.

Pro-Forma Adjustments, page F-3

26.	Please revise your pro forma financial statements to remove the pro forma adjustment of $19.9 million for nonrecurring merger-related expenses recorded by GulfTerra during 2004. Pro forma adjustments should be limited to events that are expected to have a continuing impact. Refer to Rule 11-02(b)(6) of Regulation S-X.

Securities and Exchange Commission

June 21, 2005

Response:	We have revised our pro forma financial statements to remove the $19.9 million expense adjustment from the pro forma income statement. In lieu of making this adjustment, we have added disclosure on page F-4 notifying the reader that GulfTerra’s historical income statement for the year ended December 31, 2004 includes $19.9 million in direct merger-related transaction costs incurred prior to September 30, 2004.

Enterprise Products GP, LLC, page F-26

Statements of Consolidated Cash Flows, page F-28

27.	The amount recorded as cumulative effect of changes in accounting principles on your statements of consolidated operations and comprehensive income for the year ended December 31, 2004 does not agree to the cumulative effect of changes in accounting principles reflected in your statements of consolidated cash flows. Revise or advise.

Response:	The $261 cumulative effect amount shown in the statement of consolidated cash flows should be $216 (a transposition error). The $216 shown on the statement of consolidated operations agrees with the expanded disclosure of the cumulative effect beginning on page F-61. The statement of consolidated cash flows will be revised to reflect $216. Total operating activities cash flows for the year ended December 31, 2004 for Enterprise Products GP, LLC of $376,038 already reflects the correct amount.

28.	We note that your distributions received from unconsolidated affiliates have exceeded your equity in income of unconsolidated affiliates for the three years ended December 31, 2004. Please tell us the nature of these distributions and indicate any preferential rights the partners may have with respect to future distributions. In addition, please tell us whether cumulative distributions from any of your affiliates have exceeded the cumulative equity in income. In doing so, please bifurcate the return on investment from the return of investments with respect to your distributions received from affiliates for all periods presented.

Response:	The cash distributions we receive from our equity method investees are (i) determined by the provisions of each entity’s corporate charter, partnership agreement, limited liability company agreement or similar agreement, (ii) generally subject to approval by the board of directors or appropriate management committee of each entity and (iii) paid in accordance with our respective ownership percentage. There are no significant preferential rights with regards to cash distributions; however, certain of joint venture agreements contain preferential rights with regards to earnings allocations. For example, our Evangeline investee allocates losses differently than income. To the extent that such preferential earnings allocations exist, such preferential rights generally allow the partner absorbing the losses to recoup its losses up to its relative ownership percentage.

Securities and Exchange Commission

June 21, 2005

In a capital intensive business such as ours, the cash distributions we receive from our equity method unconsolidated affiliates exceed our share of the accrual basis net earnings or loss from the investee. There are a variety of factors that account for these differences between cash basis and accrual basis earnings. For example, accrual basis earnings deduct non-cash charges for depreciation and amortization that are not considered in the determination of distributable cash basis earnings. In accordance with AICPA Technical Aid 1300.18, we presume that the cash distributions we receive from equity method unconsolidated affiliates represent returns on investment (unless we become aware of facts and circumstances that would indicate that the distribution represents a material return of investment) and, accordingly, present such distributions as a component of operating activities cash flows.

Notes to Consolidated Financial Statements, page F-30

General

29.	Please tell us whether you have any regulated operations and whether you account for any of your operations in accordance with SFAS 71. To the extent applicable, please tell us and disclose your regulatory assets and regulatory liabilities for all periods presented. If any portion of your regulatory asset balance includes amounts on which you do not earn a current return, please tell us and disclose the nature and amounts of each of these assets and the remaining recovery period associated with each of them.

Response:	We do not account for any of our regulated operations under SFAS 71. EPD’s business activities are subject to various federal, state and local laws and regulations, as well as orders of regulatory bodies thereto, governing a wide variety of matters, including marketing, production, pricing, community right-to-know, protection of the environment, safety and other matters. Please refer to the section titled “Business of Enterprise Products Partners—Regulation and Environmental Matters” beginning on page 150 for additional information.

Note 1. Organization and Summary of Significant Accounting Policies, page F-30

Financial Instruments, page F-34

30.	You indicate that gains and losses on a cash flow hedge are reclassified into earnings when the forecasted transaction occurs. Please confirm that this is true in all instances. For example, if variable rate debt is financing a construction project for which interest costs are capitalized and such debt has been designated as an underlying in a cash flow hedge, the gains or losses associated with the interest rate swap are recorded in OCI and reclassified to earnings over the depreciable life of the constructed asset. Refer to EITF 99-9. Please revise or advise.

Response:	Our “Financial Instruments” accounting policy disclosure under Note 1 on page F-63 is intended to be a general overview of the way in which we account for

Securities and Exchange Commission

June 21, 2005

financial instrument transactions. With regard to gains or losses on cash flow hedging financial instruments, we follow the accounting rule promulgated in SFAS 133 in all instances. Our interest rate cash flow hedges are discussed beginning on page F-110 under Note 17, Financial Instruments.

We have not employed any interest rate hedging financial instruments where the underlying was variable interest rate debt used to finance the construction of identified assets; however, in order to clarify our accounting policy for financial instruments to this potential scenario, we propose the following revision to our general accounting policy for financial instruments:

“Gains or losses on cash flow hedges are reclassified into earnings when the forecasted transaction occurs or, as appropriate, over the depreciable life of the underlying asset.”

Note 7. Investments in and Advances to Unconsolidated Affiliates, page F-49

31.	We note that you have recognized revenue on transactions with the various joint venture companies in your financial statements. Tell us how you account for profits on these transactions. Tell us whether some, all or none of the profit is eliminated in applying the equity method. Describe your consideration of AIN-APB 18 and support that your accounting complies with GAAP. Revise your filing to disclose how profits on transactions with investees are accounted for in your financial statements and provide the disclosure required by Rule 4-08(k) of Regulation S-X.

Response:	EPD owns interests in several related businesses accounted for using the equity method (see Note 7, Investments in and Advances to Unconsolidated Affiliates, beginning on page F-78 for a list of such entities). Many of these operations and businesses perform supporting or complementary roles to EPD’s other business operations. In accordance with Rule 4-08(k)(1), EPD discloses its related party revenues and expenses with these unconsolidated affiliates and other related parties on the face of its statement of consolidated operations and comprehensive income. In addition, these related party transactions are discussed in Note 13, Related Party Transactions—Relationships with unconsolidated affiliates (see page F-102).

Since none of our equity method unconsolidated affiliates meets the significance test criteria under Rule 3-09 of Regulation S-X for separate financial statement presentation in EPD related consolidated financial statements, we believe the additional supplemental disclosure under Rule 4-08(k)(2) is not applicable. In addition, as a practical matter, there have not been material eliminations of our proportionate interests in intercompany profits or losses between EPD and its unconsolidated affiliates since the nature of these normal operating transactions (including subsequent sales to third parties by either EPD or the investee) are substantially complete in each reporting period.

Securities and Exchange Commission

June 21, 2005

We disclose on page F-59 under Note 1, Organization and Summary of Significant Accounting Policies, our consolidation accounting policies regarding the elimination of intercompany revenues and expenses. Although not specifically mentioned in such accounting policies, we also understand and apply the accounting guidance of AIN-APB 18 in the evaluation and elimination of material intercompany profits and losses with respect to our equity investees.

To clarify our accounting policy disclosure regarding the elimination of material profits and losses from unconsolidated affiliates, we have added the last sentence to the following paragraph in Note 1 of the Notes to Consolidated Financial Statements on page F-59:

“The consolidated financial statements include our accounts and those of our majority-owned subsidiaries in which we have a controlling interest, after elimination of all material intercompany accounts and transactions. The majority-owned subsidiaries are identified based upon the determination that Enterprise possesses a controlling financial interest through direct or indirect ownership of a majority voting interest in the subsidiary. Depending on the structure, investments in which we own 3% to 50% and exercise significant influence over operating and financial policies are accounted for using the equity method. Our proportionate share of profits and losses from transactions with equity method unconsolidated affiliates are eliminated in consolidation to the extent such amounts are material and remain on either Enterprise Products Partners’ or its equity method investees’ balance sheet in inventory or similar accounts.”

Item 17. Undertakings, 11-7

32.	Please revise to include the following undertakings set forth in Securities Act Industry Guide 5:

“The registrant undertakes to send to each limited partner at least on an annual basis a detailed statement of any transactions with the General Partner or its affiliates, and of fees, commissions, compensation and other benefits paid, or accrued to the General Partner or its affiliates for the fiscal year completed, showing the amount paid or accrued to each recipient and the services performed.”

“The registrant undertakes to provide to the limited partners the financial statements required by Form 10-K for the first full fiscal year of operations of the partnership.”

Response:	We have revised our disclosure as requested. Please see page II-8.

Securities and Exchange Commission

June 21, 2005

Exhibits

33.	Please file all required exhibits, such as the underwriting agreement and the legal opinion in a timely manner so that we may have time to review them before you request that your registration statement become effective.

Response:	We acknowledge the Staff’s comment and will undertake to file all required exhibits in a timely manner so that the Staff may have time to review them before we submit our request that the registration statement become effective.

Securities and Exchange Commission

June 21, 2005

Should the Staff have any questions or comments, please contact the undersigned at (713) 880-6568 or Michael P. Finch at (713) 758-2128.

Very truly yours, ENTERPRISE GP HOLDINGS L.P.

/S/ RICHARD H. BACHMANN
Richard H. Bachmann Executive Vice President & Chief Legal Officer